 CERTIFICATE OF DESIGNATION, PREFERENCE AND RIGHTS OF SERIES A PREFERRED STOCK OF GOLD ENTERTAINMENT GROUP, INC.

Pursuant to the Business Organizations Law of the State of Wyoming

GOLD ENTERTAINMENT GROUP, Inc., a corporation organized and existing under the laws of the State of Wyoming (the "Corporation"), hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on 1st February, 2023, pursuant to the authority vested in the Board of Directors by Article V of the Certificate of Incorporation of the Corporation which creates and authorizes five million (5,000,000) shares of Preferred SERIES A Stock of the Corporation, no par value (the Preferred SERIES A Shares):

Resolved, that pursuant to the authority vested in the Board of Directors by Article V of the Certificate of Incorporation of the Corporation, a series of Preferred Stock is hereby established, the distinctive designation of which shall be "Series A Preferred Shares" (such series being hereinafter called "Series A Preferred Shares"), and the preferences and relative, participating, optional or other special rights of the Series A Preferred Shares, and the qualifications, limitations or restrictions thereof (in addition to the relative powers, preferences and rights, and qualifications, limitations or restrictions thereof, set forth in the Corporation's Certificate of Incorporation which are applicable to shares of Preferred Stock of all series) shall be as follows:

1. Number of Shares; Stated Value and Dividends. The Corporation hereby designates one (1) share of the authorized shares of preferred stock as Series A Preferred Stock. The stated value of the Series A Preferred Stock shall be no par value. The holder of share of Series A Preferred Stock shall not be entitled to receive dividends.

2. Ranking The Series B Preferred Stock shall rank on parity with the Corporation's Common Stock and any class or series of capital stock of the Corporation hereafter created (the Parity Securities), in each case as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

3. Liquidation Preference. In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holder of Series A Preferred Shares may at his sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.001 for the outstanding share of Series A Preferred Stock. Upon the completion of this distribution and any other distribution that may be required with respect to series of preferred stock of this Corporation that may from time to time come into existence, if assets remain in this Corporation the holders of the common stock of this Corporation shall receive all of the remaining assets of this Corporation.

For purposes of this Section 3, a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions including, without limitation, any reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation or any transaction in which the Corporation is the surviving entity or (ii) a sale of all or substantially all of the assets of the Corporation unless the Corporation's shareholders of record as constituted immediately prior to such transaction will, immediately after such transaction (by virtue of securities issued as consideration in the transaction) hold at least 50% of the voting power of the surviving or acquiring entity. Whenever a distribution provided for in this Section 2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined and agreed to by the Board of Directors of this Corporation.

4. Redemption. The Series A Preferred Stock is not redeemable without the prior written consent of the holder of such Series A Preferred Stock.

5. Conversion. The shares of Series A Preferred Stock are not convertible.

6. Voting Rights. The holder of the share of Series A Preferred Stock shall have the following voting rights:

(a) The holder of each share of Series A Preferred Stock shall be vote with the equivalent of one hundred (100) shares of Common Stock, in all voting matters. The holder of the share of Series A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of the common stock and of any other shares of capital stock of the Corporation entitled to vote at a meeting of shareholders as one class, except in cases where a separate or additional vote or consent of the holders of any class or series of capital stock or other equity securities of the Corporation shall be required by these Articles or applicable law, in which case the requirement for any such separate or additional vote or consent shall apply in addition to the single class vote or consent otherwise required by this paragraph.

(b) As of each record date for the determination of the Corporation's shareholders entitled to vote on any matter (a Record Date), the share of Series A Preferred Stock shall have votingrights and powers equal to the number of votes thatentitlethe holder of the shares of Series A Preferred Stock to exercise one vote to be cast as of such Record Date by all holders of capital stock of the Corporation so as toensure that the votes entitled to be cast by the holder of the shares of Series A Preferred Stock shall be equal to at least fifty-one percent (51%) of all votes entitled to be cast.

(c) Without the written consent of the holder of the share of Series A Preferred Stock at a meeting of the shareholders of this Corporation called for such purpose, the Corporation will not amend, alter or repeal any provision of the Articles of Incorporation (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Series A Preferred Stock.

7. Status of Redeemed Stock. In the event the share of Series A Preferred Stock shall be redeemed pursuant to Section 4 hereof, or converted pursuant to Section 5 hereof, the share shall be cancelled and returned to the status of authorized but unissued shares of preferred stock.

8. Taxes. This Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of the share of Series A Preferred Stock.